FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 3 DATED JULY 15, 2008

TO THE PROSPECTUS DATED APRIL 22, 2008

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2008, supplement no. 1 dated May 30, 2008 and supplement no. 2 dated June 30, 2008. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the declaration of daily dividends for the period from July 16, 2008 through July 31, 2008 and the period from August 1, 2008 through August 15, 2008; and
•	the execution of an agreement to purchase a four-story office building containing 134,980 rentable square feet in Basking Ridge, New Jersey.

Declaration of Dividends

On July 14, 2008, our board of directors declared a daily dividend for the period from July 16, 2008 through July 31, 2008, which we will pay in August 2008, and a daily dividend for the period from August 1, 2008 through August 15, 2008, which we will pay in September 2008. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan. The dividends will be calculated based on stockholders of record each day during these periods at a rate of $0.00054795 per share per day and will equal a daily amount that, if paid each day for a 365-day period, would equal a 2.0% annualized rate based on a purchase price of $10.00 per share. As we have not yet acquired any assets, we expect these distributions will be paid from interest earned on proceeds from this offering.

Agreement to Purchase Mountain View Corporate Center

On July 11, 2008, we, through an indirect wholly owned subsidiary, entered into an agreement with Mountainview Realty Holding Company to purchase a four-story office building containing 134,980 rentable square feet (“Mountain View Corporate Center”) as one of our initial investments. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The seller is not affiliated with us or our advisor.

The purchase price of Mountain View Corporate Center is approximately $30.0 million plus closing costs. We would fund the purchase of Mountain View Corporate Center with proceeds from a loan from an unaffiliated lender and with proceeds from this offering. We are currently negotiating the terms of the loan.

Mountain View Corporate Center is located at 120 Mountain View Boulevard in Basking Ridge, New Jersey on an approximate 21.44-acre parcel of land of which approximately 13.46 acres are designated as conservation land that is not available for commercial use. Mountain View Corporate Center was built in 2001 and is currently approximately 96% leased to three tenants: Barnes & Noble College Bookstores, Inc. (55%), Carroll McNulty & Kull LLC (28%), and Wells Fargo Bank (13%).

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $2.5 million of earnest money.